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December 11, 2006

Ms. Ta Tanisha Henderon
Ms. Donna DiSilvio
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Dear Ms. Henderson and Ms. DiSilvio:

NuWay Medical Inc. (the “Registrant”) is responding to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated September 21, 2006 (the “Comment Letter”). The Registrant’s responses are keyed to the numbered comments of the Staff contained in the Comment Letter, which are set forth in full below immediately preceding each response.

The Registrant believes that, as suggested by the Staff, it can modify its disclosure, as appropriate, in future filings and requests that the Staff confirm its concurrence with this proposed approach to addressing the Staff’s comments and that no amendment of any filing is required by the Staff.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Cover Page

1.	Please revise your commission file number to 000-19709.

Response: The Registrant will revise its Commission file number in all future Exchange Act filings.

Item 8A. Controls and Procedures, page 25

2.
You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective with regard to certain parts of the definition of disclosure controls and procedures. In future filings, please revise your disclosure regarding effectiveness to include the entire definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such disclosure been included in this filing.

Response: In future filings, the Registrant will revise its disclosure regarding effectiveness to include the entire definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Additionally, the Registrant confirms to the Staff that its conclusion regarding effectiveness would not have changed had such disclosure been included in this filing.

Notes to Financial Statements

Note 8. Loan Agreement - Augustine Loan, page F-18

3.	Please tell us and revise your disclosures to state where you recorded the proceeds allocated to the warrants issued in conjunction with the Augustine Loan Agreement.

Response: The proceeds allocated to the warrants in the amount of $245,000 was recorded as Discount on Notes, Net in the balance sheet when it was originally recorded in 2003. As of December 31, 2003, the amount of $62,131 was reflected in the balance sheet. The amounts amortized during 2003 and 2004 and charged to interest expense were approximately $181,500 and $61,500, respectively.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

Statements of Operations for the … periods ended June 30, 2006 and 2005

4.	Please revise your net loss per share calculations for the three months ended June 30, 2006 and 2005 to reflect a figure of $(0.00) or null.

Response: In future filings, the Registrant will revise the net loss per share calculations for the three months ended June 30, 2006 and 2005 to reflect a figure of $(0.00).

5.
We note the revisions to the New Millennium Note which resulted in reduced principal and interest totaling approximately $282,000, however it is not clear if these revisions relate to the reduction to note payable and accrued interest reflected on the statements of operations in the amount of $362,320. Please clarify for us and revise accordingly.

Response: The reduction in principal and interested totaling approximately $282,000 consists of a reduction of principal in the amount of $220,000 and a reduction in interest in the amount of $62,320, or a total of $282,320. The discrepancy between this aggregate amount and the amount of $362,320 reflected in the statement of operations is the further result of a clerical error in the amount of $80,000. The correct amount that should have been reflected in the statement of operations is $282,320. The Registrant noticed the error and filed an amended Quarterly Report on Form 10-QSB on November 17, 2006, correcting such error in the statement of operations.

Statements of Cash Flows for the Six Month Periods Ending June 30, 2006 and 2005

6.
Please identify the loans from which you received proceeds in the notes to the financial statements. In addition, it is not evidence that he reduction to Note Payable was a cash transaction. Please tell us how the note was reduced and revise your disclosure as appropriate.

Response: As indicated in Note 4 to the Notes to Financial Statements, the Registrant received proceeds from promissory notes in three different offerings. The terms of the loans involved in each of these offerings are described under the headings “First Offering”, “Second Offering” and “Third Offering”. Separately, the reduction to the note payable in the amount of $282,320 was not a cash transaction. The reduction came about as a result of negotiations between New Millennium Capital Partners, LLC (“New Millennium”) and the Registrant, culminating in an agreement on April 28, 2006, as indicated in Note 7 to the Notes to Financial Statements, to amend the promissory note issued by the Registrant to New Millennium (the “New Millennium Note”) to (i) extend the due date to January 15, 2008; (ii) waive any payments of interest until the New Millennium Note becomes due; (iii) reduce the principal amount of the New Millennium Note from $1,120,000 to $900,000, equal to New Millennium's basis in said Note; and (iv) correspondingly reduce the accrued but unpaid interest due under the terms of the New Millennium Note from $317,956 to $255,636. The Registrant believes that the existing disclosure explains both the terms of the loans made as part of the First Offering, Second Offering and Third Offering, as well as the circumstances surrounding the reduction of the principal of, and accrued but unpaid interest on, the New Millennium Note. However, the Registrant is willing to make additional disclosure in future filings if the Staff believes that such disclosure would be meaningful.

In connection with the foregoing response, the Registrant acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to the undersigned with any further comments or any other communications regarding the Comment Letter.

Very truly yours, /s/ Lance Jon Kimmel Lance Jon Kimmel